Exhibit 99.1

BUSINESS REPORT

(From January 1, 2024 to December 31, 2024)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2024 to December 31, 2024)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop

President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah

Head of IR office, Senior Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

TABLE OF CONTENTS

I.	Overview	4

II.	Business	11

III.	Financial Statements	42

IV.	Corporate Governance	46

This Report is a summary of the Business Report disclosed on the Korea Exchange on March 12, 2025.
Independent auditors’ reports on both Consolidated and Separate financial statements were filed to the SEC respectively on March 17, 2025.
-	Report for consolidated financial statements:

File/Film Number 0001193125-25-055511

-	Report for separate financial statements:

File/Film Number 0001193125-25-055506

I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

(1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows :

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;
(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;
(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;
(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;
(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;
(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;
(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;
(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and
(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)

Name	POSCO	POSCO HOLDINGS INC.

Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2024	Increase	Decrease	Dec 31, 2024

Listed	6	—	—	6	6

Unlisted	185	7	5	187	83

Total	191	7	5	193	89

*	The number of consolidated companies above does not include POSCO HOLDINGS
*	Among listed corporations, there is one overseas corporation

(5 domestic corporations and 1 overseas corporation).

*	Newly included: POSCO CNGR Nickel Solution, POSCO CVC Scale-Up Fund, SK Solar Plant, POSCO ZT AIR SOLUTION, RNR logistics, POSCO (BEIJING) Trading Co., Ltd., Mastern No.123 Yeoju Samgyo PFV CO., Ltd
*

Excluded subsidiaries: POSCO INTERNATIONAL POWER (PNGLAE) LTD., MYANMAR POSCO E&C (ENGINEERING & CONSTRUCTION) COMPANY LIMITED, POSCO WIDE-CHINA CO.,LTD., P&O Chemical Co., Ltd., POSCO(Dalian) IT Center Development Co., Ltd.

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment

March 27, 2020	Ordinary	—	Representative Director Chang, In Hwa	—
		—	Inside Director Chon, Jung Son	—
		—	Inside Director Kim, Hag Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung Wha	—

March 12, 2021	Ordinary	Inside Director Chung, Chang Hwa	Representative Director Choi, Jeong Woo	Inside Director Chang, In Hwa
		Outside Director Yoo, Young Sook	Representative Director Kim, Hag Dong	Outside Director Kim, Joo Hyun
		Outside Director Kwon, Tae Kyun	Representative Director Chon, Jung Son	Outside Director Bahk, Byong Won
		—	Inside Director Jeong, Tak	—
			Outside Director Kim, Sung Jin	—

March 18, 2022	Ordinary	Inside Director Yoo, Byeong Og	Representative Director Chon, Jung Son	Representative Director Kim, Hag Dong
		Non-standing Director Kim, Hag Dong	Inside Director Chung, Chang Hwa	Inside Director Jeong, Tak
		Outside Director Yoo, Jin Nyong*	Outside Director Pahk, Heui Jae	Outside Director Kim, Shin Bae
		Outside Director Sohn, Sung Kyu*		Outside Director Chung, Moon Ki

March 17, 2023	Ordinary	Representative Director Jeong, Ki Seop	Inside Director Yoo, Byeong Og	Representative Director Chon, Jung Son
		Inside Director Kim, Ji Yong	Non-standing Director Kim, Hag Dong	Inside Director Chung, Chang Hwa
		Outside Director Kim, Joon Gi		Outside Director Chang, Seung Wha

March 21, 2024	Ordinary	Representative Director Chang, In Hwa	Representative Director Jeong, Ki Seop	Representative Director Choi, Jeong Woo
		Inside Director Kim, Jun Hyung	Outside Director Yoo, Young Sook	Inside Director Kim, Ji Yong
		Inside Director Kim, Ki Soo	Outside Director Kwon, Tae Kyun	Inside Director Yoo, Byeong Og
		Outside Director Park, Sung Wook**		Outside Director Kim, Sung Jin
Outside Director Pahk, Heui Jae***
*	The Outside Director Yoo, Jin Nyong and Sohn, Sung Kyu were newly appointed as Audit Committee Member at the General Meeting of Shareholders held on March 18, 2022.
**	The Newly appointed Outside Director Park, Sung Wook was elected as an Outside Director to become an Audit Committee Member

***	The Outside Director Pahk, Heui Jae voluntarily resigned form the General Meeting of Shareholders held on March 21, 2024.

(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

a)	From SK Telecom to National Pension Service

b)	Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2) September 2019 : Handover of business right of LNG terminal to POSCO ENERGY

(3) September 2019 : Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(4) January 2022 : Handover of logistic related business to POSCO Terminal

(5) March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses
New Company	POSCO	Production and sale of steel

3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

(Unit : Share, KRW/Share, In millions of KRW)

Type	Details	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Common Stock	Total number of issued shares	82,624,377	84,571,230	84,571,230
	Par value(KRW)	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value(KRW)	—	—	—
	Share capital	—	—	—

Type	Details	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Others	Total number of issued shares	—	—	—
	Par value(KRW)	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

Due to the decision to cancel treasury shares by the resolution of the board of directors in 2024, the total number of shares issued by the company was decreased from 84,571,230 to 82,624,377, and there is no change in capital.

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2024)

Authorized Shares	Issued Shares
200,000,000	82,624,377

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

Due to the decision to cancel treasury shares by the resolution of the board of directors on July 12, 2024, the total number of shares issued by the company was decreased from 84,571,230 to 82,624,377without any change in capital. For more detailed information, please refer to the disclosures filed on July 12, 2024 (Cancellation of Treasury Shares) and August 1, 2024 (Cancellation of Treasury Shares).

B. Treasury Shares Acquisition and Disposal

(As of December 31, 2024)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	remark

Direct	Common Stock	5,379,149	255,428	—	1,946,853	3,687,724	(1)
Trust Contract		3,315,874	—	—	—	3,315,874
Total		8,695,023	255,428	—	1,946,853	7,003,598	(2)

(1)

Following the decision of resolution of the Board of Directors dated July 12, 2024, we acquired 255,428 treasury shares through purchase in exchange. In addition, there was a board resolution to cancel treasury shares including the existing treasury shares (1,691,425 shares) and newly purchased treasury shares (255,428 shares) and therefore the total number of treasury shares was decreased from 8,695,023 to 7,003,598.

(2)

Aforementioned number of treasury shares includes 83,671 treasury shares which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury shares subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

5.	Voting Rights

(As of December 31, 2024)

Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	82,624,377	—
(2) Shares without Voting Rights	7,003,598	Treasury stock
(3) Shares with Voting Rights	75,620,779	—

6.	Earnings and Dividends

(In millions of KRW)

	2024	2023	2022
(Consolidated) Profit*	1,094,917	1,698,092	3,144,087
(Separate) Profit	1,621,282	799,578	-467,852
Earnings per Share** (Consolidated, KRW)	14,451	22,382	41,456
Cash Dividend Paid	757,485	758,762	910,190
Pay-out Ratio (Consolidated, %)	69.2	44.7	28.9
Dividend per Share (KRW)	10,000	10,000	12,000
Dividend Yield (%)	4.0	2.4	4.1

*	(Consolidated) Profit: Profit attributable to owners of the controlling company
**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS

7.	Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share, In thousands of shares)

		July 2024	August 2024	September 2024	October 2024	November 2024	December 2024
Common share	Highest Price	392,000	362,500	386,500	379,000	345,000	280,500
	Lowest Price	346,500	314,500	330,000	331,500	277,500	253,500
	Average Price	368,348	334,405	362,000	352,675	307,048	265,750
Trading volume	Daily highest	973	856	878	418	936	679
	Daily lowest	246	175	214	162	160	219
	Monthly	9,074	6,554	7,209	5,339	8,326	8,197

B. New York Stock Exchange

(USD/ADS*, In thousands of ADS*)

		July 2024	August 2024	September 2024	October 2024	November 2024	December 2024
American Depositary Share (ADS)	Highest Price	71.41	65.01	73.23	69.98	62.01	49.95
	Lowest Price	62.50	58.66	60.44	60.02	49.69	43.30
	Average Price	66.80	61.93	67.58	64.81	55.03	45.98
Trading volume	Daily highest	183	270	576	2,243	552	1,596
	Daily lowest	52	48	57	118	126	155
	Monthly	2,325	2,406	2,663	8,290	4,863	9,500

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Infrastructure (Trading segment), Infrastructure (Construction segment), Infrastructure (Logistics and etc. segment), Secondary Battery Materials Segment, and Others.

B. Summary of Financial Status of Segment

(In millions of KRW)

Business Segment	2024		2023		2022
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	62,200,920	1,636,808	63,538,698	2,556,779	70,649,647	3,236,220
Infrastructure (Trading)	42,903,253	1,113,710	42,943,752	1,133,512	49,589,760	872,279
Infrastructure (Construction)	9,829,578	64,804	10,267,503	197,352	8,885,491	293,344
Infrastructure (Logistics and etc.)	4,139,201	147,603	3,945,953	202,010	7,425,508	377,919
Secondary Battery Materials	3,829,851	-277,472	4,821,886	-161,334	3,388,760	143,452
Others	2,111,150	1,600,212	1,562,214	1,106,332	1,169,536	843,682
Total	125,013,953	4,285,664	127,080,006	5,034,651	141,108,702	5,766,896

*	It is based on aggregated basis including internal transactions among affiliates.
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Infrastructure (Logistics and etc.).
*

The former ‘Green Infrastructure’ segment was renamed as ‘Infrastructure’ and former ‘Green Materials and Energy Segment’ was renamed as ‘Secondary Battery Materials’ followed by internal reorganization in April 2024.

2. Business Status of Segments

A. Steel

There are 85 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Despite strong demand from emerging countries such as India, global crude steel production in 2024 has been decreased year-on-year due to the continued global tightening trend and sluggish demand in industries including China’s real estate market.

Global Crude Steel Production

(Millions of Tons, %)

Crude Steel Production	2024	2023	2022
Global	1,839	1,850	1,832
Korea	64	67	66
(Ratio)	(3.5%)	(3.6%)	(3.6%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia (upstream) and India (cold-rolling mills). And also we are continuously considering expanding overseas production capacity, including CGL completed with Hebei Steel in 2023.

On production side, the company plans to actively respond to the expansion of the next-generation low-carbon market demand such as new mobility, low-carbon energy and smart infrastructure by developing high value-added World Top Premium products and upgrading the sales structure. Meanwhile, we aim to lead the global carbon neutrality trend by gradually achieving our 2050 carbon neutrality roadmap, including the construction of a test plant for HyREX (hydrogen-reduced steel) technology.

(2) Market Share

(Millions of Tons, %)

	2024		2023		2022
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	64	100%	67	100%	66	100%
POSCO	35	55%	36	53%	34	52%
Others	29	45%	31	47%	32	48%

ø	Source: World Steel Association (www.worldsteel.org)

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 54% of total sales and export sales are around 46%, and by export region, the proportion of Southeast Asia, Japan and Europe is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon process.

Second, POSCO will upgrade low-carbon product portfolio. We will proactively respond to the growing demand for low-carbon products and lead the high value-added market with the best innovative products. In order to contribute to the decarbonization of customers and society, we are expanding our low-carbon product lineup. And from 2026, we plan to produce high value-added products that reduce carbon emissions using a newly established electric furnace.

Third, POSCO implement ‘Intelligent Factory’ through digital transformation. Since 2017, the company has been gradually implementing Smart Factories that optimize, automate, and intelligentize facilities by using innovative digital technologies such as IoT, Big Data, and AI and Digital Twin models. Through deep learning that extracts optimal results by converting major variables that determine the state of the furnace into big data, Pohang Steelworks’ furnace #2 has been turned into an AI furnace.

Lastly, POSCO will realize a safe workplace without accidents and continue to strengthen ESG management. Safety is the highest value and corporate culture pursued by the company, and we are upgrading our safety system so that the company’s safety culture can leap to the highest level in the world. We are promoting the development of smart safety solutions using AI and IoT, and discovering potential risks in the field, strengthening safety activities that comply with standards.

POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market.

The surface-treated steel market is divided into a general-purpose material and a high-end material market, and the general-purpose material market is highly competitive due to technological leveling and the influx of low-priced goods from China. On the other hand, we believe that the high-end material market can not only create high added value but also grow in terms of market size.

Though there are oversupply of domestic and foreign steel products and sluggish demand industries, POSCO Steeleon is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products such as aluminum coated sheets, high corrosion resistance galvanized steel sheets, Print/Lami color steel sheets and etc.

POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers. In addition, POSCO Steeleon is preparing to expand its overseas business by securing a bridgehead in Southeast Asia, where rapid growth is expected through the operation of color steel sheet production line (50,000 tons) and coated steel sheet production line(20,000 ton) in Yangon, Myanmar.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automation equipment for packaging.

Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(2) Market Share

(Tons)

Category	2024		2023		2022
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	38,284	44.3%	31,984	44.7%	31,245	44.0%
PJ Metal	48,231	55.7%	39,600	55.3%	39,700	56.0%
Total	86,515	100.0%	71,584	100.0%	70,945	100.0%

ø	It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International.

∎ POSCO INTERNATIONAL

(1) Summary of Business

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation. POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment (food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions.

[Global Business Sector]

•

Trading business: POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

•

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

•

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

•

Myanmar hotel business: POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

•

Myanmar Gas Field business: From February 2021, as part of the third phase of the development project, the construction of the gas boosting platform EPCIC for the production of low-pressure gas in the reservoir. After completion in April 2024, the company has been producing gas through new facilities since May 2024. Additionally, the forth phase of the development project, which is necessary to secure additional reserves and maintain the current level of gas production, commenced main construction in July 2024 and plans to start gas production in 2027.

•

LNG Business: The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

•

Onshore gas business in Australia: To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Considering strong international oil prices and a domestic gas supply shortage in eastern Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

•

Indonesia By-Product Gas Power Business: The company completed the construction of Southeast Asia’s first-ever by-product gas power plant in Indonesia in early 2014, which has been in operation since. The by-product gas power plant has a facility capacity of 200 MW and utilizes the by-product gas generated from POSCO Indonesia’s integrated steel mill as fuel to produce electricity enough to power approximately 600,000 households.

•

Domestic Onshore Wind Power Business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon, Sinan-gun, Jeollanam-do, and we have been actively running the 20 onshore wind power generator since its completion in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which has an effect equivalent to reducing annual emissions of carbon dioxide by about 49,000 tons.

(2) Market Share

(Millions of US Dollars)

Category	2022	2023	Growth Rate
All Trading Companies in Korea	683,692	632,226	8.14%
POSCO International Corp.	8,689	9,270	-6.27%

ø	Source: Korea International Trade Association (www.kita.net)

B. Infrastructure [Construction segment]

There are 26 subsidiaries in construction segment including POSCO E&C.

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

[Plant Business Sector]

POSCO E&C has established a unique position in the domestic steel plant sector through extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets such as India, Brazil, and Indonesia, enhancing our reputation as a global player. Recently, the company has focused on low-carbon steel technologies and water electrolysis projects. In power generation, we were the first domestic construction company to enter the South American market in 2006, building coal-fired and gas combined cycle power plants in Chile, Peru, and Panama. The company is also expanding our involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. Additionally, the company has numerous achievements in secondary battery raw materials and materials, constructing plants in Pohang, Gwangyang, and Sejong, and building a lithium plant in Argentina.

[Civil Engineering Business Sector]

The infrastructure business segment is continuously expanding its business scale based on numerous achievements in the fields of roads, railways, bridges, airports, ports, water treatment, and waste management. The company is undertaking significant domestic private investment projects such as the Seoul Metropolitan Railway (GTX) -B line. The company has successfully expanded overseas to South America, Southeast Asia and Poland and is continuing to secure consecutive contracts. The company plans to expand our experience in road tunneling projects and offshore wind projects.

[Construction Business Sector]

POSCO E&C has the top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, the company is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One. Additionally, in the fields of urban redevelopment/reconstruction and remodeling, POSCO E&C has achieved the highest number of orders in the industry, earning recognition for its brand value from consumers and successfully executing numerous projects. In light of the upcoming super-aged society, the company plans to diversify its portfolio by continuously expanding into new business, such as senior residences.

B. Infrastructure [Logistics and etc. segment]

There are 14 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

⬛ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39.5 trillion, POSCO DX is expected to take about 3.8% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences in the establishment and operation of the POSCO’s Smart Factory based on PosFrame, a self-developed AI-based platform, Incheon Airport BHS (Baggage Handling System), and Hanjin Express Mega Hub Logistics Center, led the company to have a strength in the area of continuous and automation process. In addition, the company has established the Fulfillment Center and Hub Center within POSCO steelworks, which is the first fulfillment logistics system in the domestic manufacturing industry.

C. Secondary Battery Materials Segment

Secondary Battery Materials segment includes businesses related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

⬛ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

- Refractory production: Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces refractories and installs them in blast furnaces and various plants. The company is recognized for its expertise in refractory installation technology, and its market is expanding to plants in various fields both in Korea and overseas. However, worldwide refractory companies have been overproducing, and low-cost products from China are entering the market. Therefore, the company is striving to secure competitiveness in the global market by achieving extreme cost competitiveness and developing high value-added products.

- Lime business: The quicklime market is dominated by POSCO and Hyundai Steel, which together account for over 90% of the total quicklime market for steelmaking and POSCO Future M is the largest suppliers to POSCO.

[Energy material business]

In order to advance as an energy materials company, POSCO Future M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO Future M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the secondary battery value chain.

Our company has established a full battery materials value chain from raw materials to materials and battery recycling at the POSCO Group level. We are the only company in the country to produce graphite-based anode materials, which are considered the most difficult to decouple from China and therefore, we expect to increase the sales to global automakers and battery companies in the future.

However, if the production of raw materials such as lithium, nickel, and graphite within the POSCO Group is reduced or delayed than preplanned schedule, we may not be able to meet ‘Rules of Origin’ and therefore the benefits might decrease.

D. Others

In Others segment, there are 15 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

3. Key Products

A. Sales of Key Products (2024)

(In hundred millions of KRW, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	125,521	20.2%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	203,724	32.8%
	Stainless Steel Products	Tableware, pipes, etc.	104,888	16.9%
	Others	Plates, Wire rods, etc.	187,876	30.2%
	Gross Sum		622,009	100.0%
	Deduction of Internal Trade		-230,968
	Sub Total		391,041
Infra-structure	Trading	Steel, Metal	325,707	57.3%
		Chemical, Strategic Item, Energy	60,577	10.7%
		Others	42,431	7.5%
	Construction	Architecture (Domestic)	49,469	8.7%
		Plant (Domestic)	21,275	3.7%
		Civil Engineering (Domestic)	10,210	1.8%
		Others (Domestic)	2,724	0.5%
		Overseas Construction	8,719	1.5%
		Owned Construction	2,366	0.4%
		Others	3,533	0.6%
	Logistics and etc.	Others	41,709	7.3%
	Gross Sum		568,720	100.00%
	Deduction of Internal Trade		-261,735
	Sub Total		306,985

(In hundred millions of KRW, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Secondary Battery Materials	Gross Sum		38,299	100.00%
	Deduction of Internal Trade		-10,174
	Sub Total		28,125
Others	Gross Sum		21,112	100.00%
	Deduction of Internal Trade		-20,381
	Sub Total		730
	Total Sum		726,881

*

The former ‘Green Infrastructure’ segment was renamed as ‘Infrastructure’ and former ‘Green Materials and Energy Segment’ was renamed as ‘Secondary Battery Materials’ followed by internal reorganization in April 2024.

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Segment	Products	2024	2023	2022
Steel	Hot-rolled Product (HR)	910	967	1,105
	Cold-rolled Product (CR)	1,144	1,157	1,293
Infrastructure (Trading)	Electric Power	160	205	224
Secondary Battery Materials	Refractory	1,001	991	1,022
	Lime	142	147	117

*	Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022 (HR and CR price in 3Q 2022 is 1,163 and 1,300 thousand won)
*

Construction and Logistics and etc. segments of Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage.

[Steel]

(1)	Criteria for Calculation

a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2)	Factors of Price Changes

In 2024, amid prolonged sluggishness in demand industries caused by global tightening trends and ongoing geopolitical risks combined with global protectionism, global prices have shown a downward trend.

[Infrastructure (Trading Segment)]

(1)	Criteria for Calculation

a)	Subjects for Calculation: Price of electric power

b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2)	Factors of Price Changes

-	Power: Korea Gas Corporation cost, etc.

*	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Secondary Battery Materials]

(1)	Criteria for Calculation

a)	Subjects for Calculation: Unit price of refractory and quicklime

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2)	Factors of Price Changes

a)	Price of refractories: Affected by business condition of the front industry and raw material cost.

b)	Quicklime price: Mainly influenced by utility unit price and raw materials cost.

C)	Raw materials for energy materials: Subject to price fluctuations depending on the international supply of mineral resources.

4. Major Raw Materials

A. Current Status of Major Raw Materials (2024)

(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	175,994	62.4%
			Sub-materials	Sub-materials for Iron-making, Steelmaking	56,186	19.9%
			Stainless Steel Materials	Key Materials for STS Production	49,848	17.7%
Infra- structure	Trading	Raw Materials	LNG	Material for Power Generation	17,797	100.0%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	3,172	19.9%
			Steel Reinforcement	Strengthening Concrete	2,315	14.6%
			Cable	Electricity Transfer	127	0.8%
			Steel Pile	Foundation of Structure	34	0.2%
			Others	Construction of Pipe and Structure etc.	10,259	64.5%
	Logistics and etc.	Raw Materials	Others	For other use	9,173	100.0%
Secondary Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	17,879	88.1%
			Graphite and etc.	Production of anode materials	587	2.9%
			Limestone and etc.	Production of Lime	1,118	5.5%
			Others	Production of refractory	720	3.5%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2024	2023	2022
Steel		Iron Ore (per ton)	135	145	143
		Coal (per ton)	329	387	472
		Scrap Iron (per ton)	505	526	605
		Nickel (per ton)	22,934	28,043	33,147
Infrastructure	Trading	LNG (per ton)	1,058	1,428	1,594
	Construction	Ready-mixed Concrete (per m3)	90	85	77
		Steel Pile (per m)	181	165	180
		Steel Reinforcement (per kg)	0.9	0.9	1.0
		Cable (per m)	1.0	0.9	0.9
Secondary Battery Materials		Refractory (per ton)	443	334	479
		Limestone (per ton)	25	24	22

*

Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage.

[Steel]

(1) Iron Ore: Iron ore prices rose 6% quarter-on-quarter to U$94/ton in the fourth quarter of 2024, due to the expectations of an economic recovery following Chinese government stimulus measures, including reduction of the reserve requirement ratio and increased investment in manufacturing and infrastructure.

(In US Dollars/ Tons)

’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
94	89	101	113	117	106	102	118	90	94	126	132

(2) Coal: The coal prices fell 4% quarter-on-quarter to U$203/ton in the fourth quarter of 2024 as supply and demand risks eased due to the prolonged global steel market downturn and reduced supply disruption risks from Eastern Australia.

(In US Dollars/ Tons)

’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
203	211	242	308	334	264	243	344	278	250	446	488

(3) Scrap: Iron scrap prices dropped by 4% quarter-on-quarter to U$350/ton in the fourth quarter of 2024, driven by reduced demand and reluctance to buy expensive long-distance iron scrap.

(In US Dollars/ Tons)

’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
350	364	376	392	385	385	403	438	387	394	531	562

(4) Nickel: Nickel prices fell 1% quarter-on-quarter to U$16,038/ton in the fourth quarter of 2024 due to the global economic slowdown and weakened investment sentiment caused by the contraction in demand for nickel used in secondary batteries following new term of President Trump and uncertainties of US interest rate cut.

(In US Dollars/lb, US Dollars/Tons)

’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q
7.27	7.37	8.35	7.53	7.83	9.23	10.12	11.79	11.48	10.01	13.13	11.98
16,038	16,259	18,415	16,589	17,247	20,344	22,308	25,983	25,292	22,063	28,940	26,395

* LME: London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Increase the negotiation price in the metropolitan area (effective from February 1, 2024)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Increase the price of raw materials (coil)
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase the price of raw materials (electric copper)

[Secondary Battery Materials]

(1) Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

a) Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

b) Limestone: Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

c) Energy materials: Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

(Thousands of Tons)

Business Area	Products	2024	2023	2022
Steel	Crude Steel	40,461	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February).

∎ POSCO STEELEON

(Thousands of Tons)

Business Area	Products	Plant	2024	2023	2022
Steel	Galvanized / Color-coated Steel	Pohang	960	960	960
		Myanmar	70	70	70
Total			1,030	1,030	1,030

∎ POSCO M-TECH

(Tons)

Business Area	Products	2024	2023	2022
Raw materials for steel production	Deoxidizer	39,058	39,294	39,058

[Infrastructure(Trading)]

∎ POSCO INTERNATIONAL

(Electric Power: GWh/year)

Business Area	Products		2024	2023	2022
Power Generation	Electric Power	Incheon	12,193	11,213	11,189

[Secondary Battery Materials]

∎ POSCO FUTURE M

(Tons)

Business Area	Products	Place of Business	2024	2023	2022
Refractory	Brick and etc.	Pohang	116,560	116,560	116,560
LIME	Quicklime	Pohang	1,095,000	1,095,000	1,095,000
		Gwangyang	1,095,000	1,095,000	1,095,000
Total			2,306,560	2,306,560	2,306,560

*	In the case of the energy materials sector, detailed notation was omitted in consideration of technology and information leakage concerns.

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

(Thousands of Tons)

Products		2024	2023	2022
Crude Steel		39,281	39,941	37,928
Products	Hot-Rolled Steel	10,172	10,660	9,268
	Plate	6,636	6,602	5,857
	Wire Rod	2,131	2,325	1,988
	Pickled-Oiled Steel	2,713	2,780	2,847
	Cold-Rolled Products	7,498	7,133	7,623
	Coated Steel	7,543	7,299	6,708
	Electrical Steel	998	828	1,005
	Stainless Steel	3,333	3,104	3,400
	Others	1,698	1,795	3,261
	Total	42,720	42,528	41,957

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.

*	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate (2024)

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	40,461	35,048	86.6%
	PT. Krakatau POSCO	2,971	2,981	100.3%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	1,100	768	69.8%
	POSCO Yamato Vina Steel Joint Stock Company	550	485	88.2%
Total		45,083	39,281	87.1%

[Infrastructure (Trading)]

Since it is difficult to measure production result and operating rates of Infrastructure (Construction), and

Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

(GWh)

Business Area	Products	2024	2023	2022
Power Generation	Electric Power (Incheon Power Plant)	12,193	11,213	11,189

(2) Capacity Utilization Rate

(Hour, %)

Business Area	Production Base	2024 Capacity	2024 Production	Utilization Rate
Power Generation	Incheon Power Plant	8,784	6,541	74.46%

[Secondary Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

(Tons)

Business Area	Products	Place of Business	2024	2023	2022
Refractory	Brick and etc.	Pohang	80,191	77,437	81,094
LIME	Quicklime	Pohang	1,055,911	1,110,594	1,043,109
		Gwangyang	1,216,072	1,243,040	1,176,611
Total			2,352,174	2,431,071	2,300,814

* Coke oven gas(COG) facility is a simple consignment operation for POSCO facilities, so production performance is

Omitted.

* In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage.

(2) Capacity Utilization Rate (2024)

(Tons, %)

Business Area	Capacity	Production	Utilization Rate
Refractory Factory	116,560	80,191	69
Quicklime Factory (Pohang)	1,095,000	1,055,911	96
Quicklime Factory (Gwangyang)	1,095,000	1,216,072	111
Total	2,306,560	2,352,174	—

*	Coke oven gas(COG) facility is a simple consignment operation for POSCO facilities, so production performance is Omitted

*	In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage.

C. Production Facilities

(1) The current status of production facilities

[Land]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,880,196	78,287	-1,460	—	1,957,023
Infrastructure	Trading	495,571	23,762	-4,355	—	514,978
	Construction	378,849	48,328	-78,934	—	348,243
	Logistics and etc.	111,058	595	—	—	111,653
Secondary Battery Materials		234,415	11,265	-21,474	-6,620	217,586
Others		190,155	5,004	-8,767	—	186,392

[Buildings]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,978,895	346,141	-17,470	-305,515	3,002,051
Infrastructure	Trading	569,770	75,658	-22,456	-48,702	574,270
	Construction	91,841	153,851	-159,135	-588	85,969
	Logistics and etc.	107,521	7,246	-1,373	-8,911	104,483
Secondary Battery Materials		554,815	942,017	-51,158	-48,542	1,397,132
Others		124,790	4,736	-10,588	-1,874	117,064

[Structures]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,383,628	713,580	-42,016	-258,950	2,796,242
Infrastructure	Trading	472,112	172,081	-1,254	-41,104	601,835
	Construction	51,855	2,247	-88	-6,971	47,043
	Logistics and etc.	102,528	15	-6,358	-7,582	88,603
Secondary Battery Materials		55,637	284,305	-21,451	-6,374	312,117
Others		15,764	1	-718	-363	14,684

[Machinery]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		13,828,139	4,121,209	-1,099,251	-2,306,082	14,544,015
Infrastructure	Trading	1,212,326	208,992	-100,646	-157,445	1,163,227
	Construction	7,490	3,166	-1,738	-1,997	6,921
	Logistics and etc.	275,244	23,304	-62	-58,539	239,947
Secondary Battery Materials		1,197,388	1,583,886	-100,912	-343,673	2,336,689
Others		18,605	5,979	-1,161	-2,545	20,878

[Vehicles]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		50,878	47,905	-11,613	-30,381	56,789
Infrastructure	Trading	12,126	8,226	-5,030	-2,788	12,534
	Construction	6,112	3,779	-2,205	-2,031	5,655
	Logistics and etc.	1,054	496	-313	-248	989
Secondary Battery Materials		9,361	9,500	-1,047	-3,851	13,963
Others		64	—	—	-19	45

[Tools and Fixtures]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		68,552	55,039	-29,380	-27,138	67,073
Infrastructure	Trading	23,813	22,358	-9,109	-14,752	22,310
	Construction	1,415	1,174	-502	-655	1,432
	Logistics and etc.	4,438	7,660	-3,734	-2,036	6,328
Secondary Battery Materials		30,615	21,202	-2,535	-11,956	37,326
Others		32	—	—	—	32

[Equipment]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		11,206	62,313	-30,689	-43,621	100,089
Infrastructure	Trading	27,861	24,480	-15,186	-12,189	24,966
	Construction	9,875	12,803	-10,219	-4,002	8,457
	Logistics and etc.	12,561	22,943	-19,040	-4,327	12,137
Secondary Battery Materials		13,278	37,271	-1,437	-8,192	40,920
Others		14,226	766	-38	-1,490	13,464

[Financial Lease Assets]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		247,157	59,374	-61,851	-60,571	184,109
Infrastructure	Trading	384,096	68,815	-26,218	-50,991	375,702
	Construction	37,015	106,173	-77,763	-35,599	29,826
	Logistics and etc.	211,108	73,348	-17,806	-8,100	258,550
Secondary Battery Materials		97,959	30,486	-4,281	-21,166	102,998
Others		20,970	1,630	-110	-3,042	19,448

[Biological Assets]

(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	137,331	11,774	-52	-9,602	139,451
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Secondary Battery Materials		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction] (In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,795,425	3,310,803	-3,837,916	-17,717	2,250,595
Infrastructure	Trading	322,944	454,623	-203,603	—	573,964
	Construction	10,961	3,822	-3,410	—	11,373
	Logistics and etc.	126,315	263,450	-26,685	—	363,080
Secondary Battery Materials		3,008,621	3,918,076	-2,784,842	-110,402	4,031,453
Others		69,407	239,568	-16,250	—	292,725

(2) New Facility Establishment, Purchase, Etc.

a) Investments under Construction

•	The total duration and investment amount of individual projects with a total investment exceeding 100 billion KRW in each project were aggregated.

[Steel]

(In hundred millions of KRW)

Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	February 2020 ~ September 2029	The sealing of raw material yards for both Pohang and Gwangyang Works	69,536	42,222	27,314

[Infrastructure] (In hundred millions of KRW)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	June 2023 ~ May 2027	Gwangyang LNG terminal, etc.	8,733	3,430	5,303

[Secondary Battery Materials] (In hundred millions of KRW)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	March 2020 ~ May 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	94,032	61,324	32,708

6. Product Sales

[Steel]

(In hundred millions of KRW)

Items		2024	2023	2022
Domestic	Hot-Rolled Products	52,703	58,730	68,784
	Cold-Rolled Products	51,263	52,754	55,997
	Stainless Steel	29,493	30,313	42,481
	Others	95,180	106,558	110,202
Overseas	Hot-Rolled Products	72,818	75,979	66,871
	Cold-Rolled Products	152,461	142,160	162,588
	Stainless Steel	75,395	76,521	92,279
	Others	92,696	92,373	107,294
Total	Gross Sum	622,009	635,387	706,496
	Internal Transaction	-230,968	-231,454	-261,026
	Total	391,041	403,933	445,470

[Infrastructure]

(In hundred millions of KRW)

Business Area	Items		2024	2023	2022
Trading	Domestic Trading	Merchandise	45,670	54,327	65,401
		Product	32,545	39,121	9,825
		Others	1,412	1,366	647
	Overseas Trading	Merchandise	118,643	121,136	137,635
		Product	3,881	3,375	1,058
		Others	144	48	10
	Trades among the 3 countries		226,736	210,065	281,321
Construction	Domestic Construction	Building	49,469	41,251	35,061
		Plant	21,275	23,371	15,706
		Civil Engineering	10,210	11,658	9,321
		Others	2,724	2,096	1,823
	Overseas		8,719	14,975	15,938
	Own Construction		5,899	9,325	11,006
Logistics and etc.	Others		41,393	42,014	74,256
Total	Gross Sum		568,720	571,572	659,008
	Deduction of Internal Transaction		-261,735	-243,520	-282,787
	Total		306,985	328,052	376,221

[Secondary Battery Materials]

(In hundred millions of KRW)

Items	2024	2023	2022
Gross Sum	38,299	48,219	33,888
Deduction of Internal Transaction	-10,174	-10,059	-9,370
Total	28,125	38,160	24,518

[Others]

(In hundred millions of KRW)

Items	2024	2023	2022
Gross Sum	21,112	15,622	11,695
Deduction of Internal Transaction	-20,381	-14,495	-10,402
Total	730	1,127	1,293
*	Domestic and overseas categorized by the sales area.
*	Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.
*	As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Infrastructure (Logistics and etc. segment).

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of December 2024 amounted to KRW 548,353 million, and transaction gains amounted KRW 79,988 million while transaction losses amounted to KRW 2,971 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of December 2024 amounted to KRW 186,546 million.

8. Significant Contracts

[Price Movement Trend of Major Raw Materials]

(1)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 0.6588 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: December 2024

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

(2)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1320 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: August 18, 2023 ~ September 25, 2023

e)	Payment method: Cash payment

f)	Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(3)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1377 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: November 18, 2022 ~ March 31, 2023

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(4)	Sales contract of CSP shares

a)	Contract Counterparty: ArcelorMittal Brazil

b)	Purpose: Improving asset efficiency through the sales of non-core assets with no management right

c)	Contract period: July 28, 2022 (transaction completed on March 10, 2023)

d)

Transaction amount and payment method: ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

*	POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule: Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•   In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•   Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation: 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited): 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited: 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•   Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date: September 22, 2020 (Decision on natural resources investment)

Contract	Date	Remarks

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field	June 2024

1)  Investment amount: KRW 926,302,200,195

2)  Development period: July 1, 2024 ~ June 30, 2027

3)  Future Plan: POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4)  Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

•  With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

•  Participation rate of each company in gas production and offshore pipeline transportation business

•  POSCO International Corporation: 51.0%

•  KOGAS(Korea Gas Corporation): 8.5%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited): 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited: 8.5%

•  Investment size of USD 667 million, applying the exchange rate of June 25, 2024 (1USD=1,387.50 KRW).

•  Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date: June 27, 2024 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1)  Purpose: Production and Development of land gas field in eastern Australia

2)  Method: Cash acquisition

3)  Resolution date of Board of Directors: December 10, 2021

4)  Acquisition amount: KRW 371,077,996,186

5)  Number of shares acquired: 96,178,946 Shares

6)  Date of acquisition: April 1, 2022

7)  equity structure (after acquisition of shares):

•  POSCO International: 50.1%

•  Hancock Energy (Australia): 49.9%

ø  POSCO International disclosure date: March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1)  Purpose: The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2)  Method of Merger: POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3)  Date of board resolution (decision Date): August 12, 2022

4)  Date of General Shareholders Meeting for merger approval: November 4, 2022

5)  Merger ratio: POSCO International: POSCO Energy = 1 : 1.1626920

6)  Record date of merger: January 1, 2023

7)  Scheduled date of merger registration: January 2, 2023

ø  POSCO International disclosure date: January 2, 2023

[Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1)  Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2)  Signed date: December 22, 2021

3)  Date of Transfer: January 1, 2022

4)  Transfer amount: KRW 2,945 million

5)  Information: Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization (2024)

Business Segment	Company	Organization

Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Product Technology Office
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office

Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Design Office
	POSCO DX	R&D Center

Secondary Battery Materials	POSCO Future M	Base Material Business Department
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	Group Technology Strategy Team
AI & Robotics Convergence R&D Laboratories, New Experience of Technology Hub
Secondary Battery Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

B. R&D Expenses (2024)

	(In millions of KRW)
Category	Business Segment
	Steel	Infrastructure			Secondary Battery Materials	Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	28,163	3,488	3,386	8,815	39,960	123,745	207,557
Manufacturing Cost	344,605	40	2,856	—	137	—	348,003
R&D Cost (Intangible Assets)	36,682	—	244	63	4,325	1,768	43,082
Total*	409,450	3,893	6,486	8,878	44,422	125,513	598,642
Government Subsidy	—	—	6,803	—	—	—	—
R&D/Sales Ratio (%)	1.05%	0.02%	0.09%	2.11%	1.58%	171.99%	0.82%
*	Total includes government subsidy.

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

(In millions of KRW)

Account	2024	2023	2022
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	44,029,923	46,212,299	47,649,466
Cash and cash equivalents	6,767,898	6,670,879	8,053,108
Other receivables, net	2,261,323	1,947,529	2,112,697
Other short-term financial assets	8,499,389	11,403,166	10,909,920
Trade accounts and notes receivable, net	10,821,619	11,015,303	9,769,553
Inventories	14,143,500	13,825,514	15,472,417
Other current assets	1,536,194	1,349,908	1,331,771
[Total non-current assets]	59,374,276	54,733,095	50,757,315
Other receivables, net	1,306,329	1,452,445	1,520,331
Other long-term financial assets	2,571,651	2,708,325	2,332,538
Investments in associates and joint ventures	4,738,793	5,020,264	4,996,551
Property, plant and equipment, net	39,846,828	35,206,248	31,781,196
Intangible assets, net	4,774,824	4,714,784	4,838,451
Other non-current assets	6,135,851	5,631,029	5,288,248
Total assets	103,404,199	100,945,394	98,406,781
[Total current liabilities]	22,779,719	21,861,518	23,188,190
[Total non-current liabilities]	19,174,112	19,419,979	16,961,190
Total liabilities	41,953,831	41,281,497	40,149,380
[Equity attributable to owners of the controlling company]	55,394,231	54,180,849	52,512,116

Share capital	482,403	482,403	482,403
Capital surplus	1,648,894	1,663,334	1,400,832
Hybrid bonds	—	—	—
Retained earnings	53,658,368	53,857,514	52,965,180
Other equity attributable to owners of the controlling company	-395,434	-1,822,402	-2,336,299
[Non-controlling Interests]	6,056,137	5,483,048	5,745,285
Total equity	61,450,368	59,663,897	58,257,401
	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	72,688,143	77,127,197	84,750,204
Operating profit	2,173,573	3,531,423	4,850,053
Profit	947,580	1,845,850	3,560,484
[Profit attributable to owners of the controlling company]	1,094,917	1,698,092	3,144,087
[Profit attributable to non-controlling interests]	-147,337	147,758	416,397
Total comprehensive Income	2,110,358	2,330,891	3,794,358
[Total comprehensive income attributable to owners of the controlling company]	2,008,919	2,131,737	3,380,649
[Total comprehensive income attributable to non-controlling interests]	101,439	199,154	413,709
Earnings per share(KRW)	14,451	22,382	41,456
Number of Consolidated Companies	194	192	181

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

(In millions of KRW)

Account	2024	2023	2022
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	3,793,469	4,657,899	4,308,290
Cash and Cash equivalents	409,387	376,914	1,415,201
Trade accounts and notes receivable, net	178,822	238,332	128,991
Other receivables, net	21,388	68,821	40,288
Other short-term financial assets	2,686,420	3,940,743	2,515,375
Inventories	467,796	—	—
Other current assets	29,655	33,089	208,435
[Total non-current assets]	46,840,329	46,988,299	46,840,829
Other receivables, net	14,894	6,955	209,057
Other long-term financial assets	421,822	1,131,074	1,062,530
Investments in Subsidiaries, associates, and joint ventures	45,631,965	45,321,370	45,187,628
Property, plant and equipment, net	415,993	197,787	145,006
Intangible assets, net	21,461	19,341	15,902
Other non-current assets	334,194	311,772	220,706
Total assets	50,633,797	51,646,198	51,149,119
[Total current liabilities]	162,831	1,819,670	118,993
[Total non-current Liabilities]	2,281,936	2,326,663	3,858,263
Total liabilities	2,444,768	4,146,333	3,977,256
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,370,557	1,360,894
[Hybrid bonds]	—	—	—
[Retained earnings]	47,952,144	47,505,885	47,409,675

Account	2024	2023	2022
[Other equity]	-1,613,507	-1,858,980	-2,081,109
Total equity	48,189,030	47,499,865	47,171,863
	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	1,997,128	1,454,079	8,589,819
Operating profit	1,596,420	1,106,629	1,674,893
Profit	1,621,282	799,578	-467,852
Earnings per share(KRW)	21,398	10,539	-6,185

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Chang, In Hwa/ Jeong, Ki Seop/ Kim, Jun Hyung/ Kim, Ki Soo) and six outside directors (Yoo, Young Sook/ Kwon, Tae Kyun/ Yoo, Jin Nyong/ Sohn, Sung Kyu/ Kim, Joon Gi/ Park, Sung Wook)

The Board of Directors manages the following six Special Committees:

a) the ESG Committee

b) the Director Candidate Recommendation Committee

c) the Evaluation and Compensation Committee

d) the Finance Committee

e) the Audit Committee and

f) the CEO Candidate Pool Management Committee

(2) Composition of the Special Committees under the BoD and their Functions (as of March 12, 2025)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kwon, Tae Kyun (Chairman) Yoo, Young Sook Yoo, Jin Nyong Kim, Jun Hyung

•   Deliberation Items

1.  Matters related to Operations of BoD and Special Committees

a)  Agenda development and establishment of operating standards of the BoD and Special Committees

b)  Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

c)  Prior deliberation of the composition and operation of the Special Committees under the BoD

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

4.  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

a)  Review of internal transaction-related issues and improvement measures

b)  Prior deliberation on internal transaction (Amount KRW 100 billion or more)

c)  Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

5.  Appointment of Fair Trade Compliance Officer.

•   Report Items

1.  Major ESG issues of affiliates

2.  Matters concerning the execution of internal transactions (transaction amount of KRW 5 billion to less than KRW 10 billion)

Director Candidate Recommendation Committee	3 Outside Directors	Kim, Joon Gi (Chairman) Yoo, Young Sook Park, Sung Wook

•   Deliberation Items

1.  Qualification review of Outside Director candidates and recommendation to GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.   Prior deliberation on appointment of members of Special Committees

4.  Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

5.  Operation of Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee	4 Outside Directors	Yoo, Jin Nyong (Chairman) Kwon, Tae kyun Sohn, Sung Kyu Kim, Joon Gi

•   Deliberation Items

1.  Establishment of management succession and management training plan

2.  Establishment of plan for management evaluation and compensation, and execution

3.  Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kim, Joon Gi (Chairman) Kwon, Tae kyun Sohn, Sung Kyu Jeong, Ki Seop	• Deliberation Items 1. Developing policies for soundness of company’s internal value and finance

2.  Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

3.  Regarding investment activities

a)  Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

b)  Prior deliberation on existing investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

c)  Approval of new investments (more than KRW 50 billion and less than KRW 100 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

d)  Approval of existing investments (more than KRW 100 billion and less than KRW 200 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

e)  Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (over KRW 200 billion, based on book value per unit of investment assets)

4.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Deliberation and resolution on offering non-current assets as collateral

7.  Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company

Audit Committee	3 Outside Directors	Sohn, Sung Kyu (Chairman) Yoo, Jin Nyong Park, Sung Wook	• Deliberation Items 1. Setting the work scope of the committee 2. Matters that the BoD or Representative Directors delegated 3. Request for Extraordinary GMoS 4. Consulting of external experts

5.  Audit of the legitimacy of management’s business execution

6.  Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

7.  Review the validity of important accounting standards or changes in accounting estimates

8.  Evaluation of the operation status of the internal accounting management system

9.  Evaluation of the internal control system

10.  Agreement on appointment or dismissal of internal audit department representative

11.  Contract for appointment, remuneration and non-audit services of independent auditors

12.  Evaluation of independent auditors’ audit activities

13.  Report internal audit department’s annual audit plan and results

14.  Report on the evaluation results of the company’s ethical compliance

15.  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

16.  Report that independent auditors have violated the company’s accounting standards

17.  Other items deemed necessary by each committee member

CEO Candidate Pool Management Committee	6 Outside Directors (all)	Yoo, Young Sook (Chairman) Kwon, Tae Kyun, Yoo, Jin Nyong, Sohn, Sung Kyu, Kim, Joon Gi, Park, Sung Wook

•  Deliberation Items

1.  Prior deliberation on the basic qualifications of CEO candidates as defined by the Board of Directors

2.  Pooling results of CEO candidates

3.  CEO candidate development plans

•  Report Items

1.  Results of CEO candidate development efforts

(3) List of Key Activities of the Board of Directors

•	January 1, 2024 ~ March 20, 2024

No.	Date	Agenda	Approval
2024-1	January 31

•   Deliberation Agenda

1. Approval of the 56th financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1. Business performance and Group ESG performance review in 2023

2. Operational status of the internal accounting control system in 2023

3. Operational status of the internal accounting control system in 2023

Approved — — —

2024-2	February 8	• Deliberation Agenda 1. Recommendation of Inside Directors candidates (Representative Director Candidate)	Approved

2024-3	February 21

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates and Non-Standing Director candidates

2. Partial Amendments of the Articles of Incorporation and regulations related to Board of Directors

3. Agendas for the 56th general meeting of shareholders

4. Improvement of the company’s performance evaluation system

Approved After Amendment Approved Approved After Amendment Approved

*

At the 56th General Meeting of Shareholders which was held on March 21, 2024, Outside Director Pahk, Heui Jae voluntarily resigned. In addition, Outside Director Kim, Sung Jin, and Inside Director Yoo, Byeong Og and Kim, Ji Yong retired due to expiration of the terms. Outside Directors Park, Sung Wook, Inside Director Kim, Jun Hyung and Kim, Ki Soo were newly elected.

•	March 21, 2024 ~ December 31, 2024

No.	Date	Agenda	Approval

2024-4	March 21

•   Deliberation Agenda

1. Appointment of the Chair of the Board

2. Appointment of Representative Director & CEO

3. Appointment of Special Committees members

4. Appointment of Representative Directors and Inside Directors

Approved Approved Approved Approved

2024-5	April 19	• Deliberation Agenda 1. Appointment of the Compliance Officer	Approved

2024-6	May 14	• Deliberation Agenda 1. Dividend payment in Q1 2024 2. Revised management plans for 2024 3. Revision of director compensation criteria 4. Revision of compliance control standards • Report Agenda	Approved Approved Approved Approved

		1. Business performance in Q1 2024 2. Board activity performance and assessment results in 2023 3. Policy approach to share buyback and retirement	— — —

2024-7	July 12	• Deliberation Agenda 1. Treasury share cancellation and buyback plan	Approved

2024-8	August 9	• Deliberation Agenda 1. Dividend payment in Q2 2024 2. Appointment of Special Committees members • Report Agenda 1. Business performance in Q2 2024	Approved Approved —

2024-9	November 1

•   Deliberation Agenda

1. Dividend payment in Q3 2024

2. Participation in the acquisition of hybrid bond issued by POSCO Future M

3. Transfer of steel-related business previously owned by POSCO Holdings

•   Report Agenda

1. Business performance in Q3 2024

2. POSCO Group-wide cash & cash equivalents management plan

3. Final Report of POSCO Holdings Governance TF

Approved Approved Approved — — —

2024-10	December 13

•   Deliberation Agenda

1. 2025 Brand Licensing Contract for “POSCO”

2. 2025 POSCO Center Lease Contract

3. 2025 Safety and Health Plan

4. Construction of POSCO Global Center

5. Disposal of equity investments

•   Report Agenda

1. Disclosure Plan for Corporate Value-up Plan

2. Performance of the Group’s 7 Major Tasks for Future Innovation

3. Results of Compliance with the 2024 Compliance Control Standards

4. Competitiveness and strengthening strategy of Steel/Secondary Battery Material Technology

5. Medium to Long-term Management Strategies and 2024 Consolidated Management Plans

Approved Approved Approved Approved Approved — — — — —

•	January 1, 2025 ~ March 12, 2025

No.	Date	Agenda	Approval

2025-1	February 5

•   Deliberation Agenda

1. Medium to Long-term Management Strategies and 2025 Consolidated Management Plans of the Group

2. Approval of the 57th financial statements and schedule for the general meeting of shareholders

Approved Approved
		3. Funding Plan for FY 2025	Approved
		4. Amendment of Internal Accounting Management Regulations	After Amendment Approved
		5. Improvement of the company’s performance evaluation system and Executive compensation system	After Amendment
• Report Agenda
		1. Business performance of the Group in 2024	—
		2. Operational status of the internal accounting control system in 2024	—

		3. Evaluation of internal accounting control system operations in 2024	—

2025-2	February 19

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates

2. Partial Amendments of the Articles of Incorporation

3. Agendas for the 57th general meeting of shareholders

4. Cancellation of Treasury Shares and Report of Treasury Shares

•   Report Agenda

1. The 1st ESG Committee report

Approved Approved After Amendment Approved Approved —

(4) Major Activities of Outside Directors on the Board of Directors (January 1, 2024 ~ December 31, 2024)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2024-1	January 31	7 (7)	—
2024-2	February 8	7 (7)	—
2024-3	February 21	7 (7)	—
2024-4	March 21	6 (6)	—
2024-5	April 19	6 (6)	—
2024-6	May 14	6 (6)	—
2024-7	July 12	5 (6)	Outside Director Kwon, Tae Kyun was absent for personal reasons
2024-8	August 9	6 (6)
2024-9	November 1	6 (6)
2024-10	December 13	6 (6)

ø	Major Activities of Outside Directors on the Board of Directors (January 1, 2025 ~ March 12, 2025)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2025-1	February 5	6 (6)	—
2025-2	February 19	6 (6)	—

(5) Special Committees under the BoD and Their Activities (From January 1, 2024 to March 12, 2025)

•	ESG Committee (January 1, 2024 ~ March 20, 2024)

Date	Agenda	Approval
February 19, 2024	• Deliberation Agenda 1. Amendment of the Articles of Incorporation and regulations governing the Board of Directors • Report Agenda	Prior deliberation
	1. Results and future plans for Group ESG data portal app development	—
	2. Correction results of physical risk analysis values for key operations	—

•	ESG Committee (March 21, 2024 ~ December 31, 2024)

Date	Agenda	Approval

April 19, 2024	• Deliberation Agenda 1. Appointment of the Fair Trade and Compliance Manager	Approved

May 8, 2024	• Deliberation Agenda 1. Sustainability report publication plan for 2023 • Report Agenda 1. Group-wide ESG performance in Q1 2024 2. POSCO Group’s ESG management plan for 2024	Approved — —

July 30, 2024	• Report Agenda
	1. Operation status of the Fair Trade Compliance Program(CP) in the first half of 2024	—
	2. Group-wide ESG performance in 2Q, 2024	—
	3. POSCO Holdings’ ESG Management Review from Global Rating Companies’ Standards	—
	4. Sustainability report publication plan for 2023(including evaluation results)	—

Date	Agenda	Approval

October 29, 2024	• Deliberation Agenda 1. Transfer of steel-related business previously owned by POSCO Holdings 2. Participation in the acquisition of hybrid bond issued by POSCO Future M	Prior deliberation Prior deliberation

December 10, 2024

•   Deliberation Agenda

1. FY 2025 Brand Licensing Contract for “POSCO”

•   Report Agenda

1. Amendments to the Low-carbon Model House Acquisition Plan

2. Group-wide ESG performance in 3Q, 2024

3. Plan after the correction results of physical risk analysis values for key operations

Prior deliberation — — —

•	ESG Committee (January 1, 2025 ~ March 12, 2025)

Date	Agenda	Approval

February 13, 2025

•   Deliberation Agenda

1. Contribution to the POSCO Educational Foundation

•   Report Agenda

1. Plan to organize a Greenwashing Review Committee

2. Plan to establish an internal ESG control system

3. Plan to declare POSCO Group’s human rights management declaration

Approved — — —

•	Director Candidate Recommendation and Management Committee (January 1, 2024 ~ March 20, 2024)

Date	Agenda	Approval

January 3, 2024	• Deliberation Agenda 1. Qualification assessment of Outside Director candidates	Approved

February 21, 2024

•   Deliberation Agenda

1. Recommendation of Outside Director candidates

2. Qualification assessment of Inside Director and Non-standing Director candidates

3. Appointment of Special Committee members (prior deliberation)

Approved Prior deliberation Prior deliberation

February 23, 2024	• Deliberation Agenda 1. Appointment of Special Committee members (prior deliberation)	Prior deliberation

•	Director Candidate Recommendation and Management Committee (March 21, 2024 ~ December 31, 2024)

Date	Agenda	Approval
December 29, 2024	• Deliberation Agenda 1. Operate an Outside Director Candidate Recommendation Advisory Panel	Approved

•	Director Candidate Recommendation and Management Committee (January 1, 2025 ~ March 12, 2025)

Date	Agenda	Approval
January 3, 2025	• Deliberation Agenda 1. Qualification assessment of the Outside Director candidates	Approved
February 19, 2025	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates 2. Qualification assessment of the Inside Directors candidates 3. Appointment of Special Committee members for FY 2025	Approved Prior deliberation Prior deliberation

•	Evaluation and Compensation Committee (January 1, 2024 ~ March 20, 2024)

Date	Agenda	Approval
February 6, 2024	• Deliberation Agenda 1. Company-wide business performance assessment in 2023	Approved
February 19, 2024	• Deliberation Agenda 1. Improvement of the company’s performance assessment system	Prior deliberation

•	Evaluation and Compensation Committee (March 21, 2024 ~ December 31, 2024)

Date	Agenda	Approval
May 8, 2024	• Deliberation Agenda 1. Revision of Director compensation criteria	Prior deliberation
May 9, 2024	• Deliberation Agenda 1. Revision of Director compensation criteria	Prior deliberation

•	Evaluation and Compensation Committee (January 1, 2025 ~ March 12, 2025)

Date	Agenda	Approval
January 22, 2025	• Deliberation Agenda 1. Improvement of the company’s performance assessment system and Executive compensation system	Prior deliberation

February 5, 2025	• Deliberation Agenda 1. Evaluation of the business performance in 2024	Approved

February 19, 2025	• Deliberation Agenda 1. Evaluation of the business performance for 2025 and Evaluation plan for the Long-term performance (‘25~‘27)	Approved

•	Finance Committee (January 1, 2024 ~ March 20, 2024)

Date	Agenda	Approval
—	Not Applicable	—

•	Finance Committee (March 21, 2024 ~ December 31, 2024)

Date	Agenda	Approval
October 28, 2024	• Deliberation Agenda 1. Transfer of steel-related business previously owned by POSCO Holdings 2. Participation in the acquisition of hybrid bond issued by POSCO Future M	Prior deliberation Prior deliberation

December 10, 2024	• Deliberation Agenda 1. Sale of investment stocks 2. Construction of POSCO Global Center	Prior deliberation Prior deliberation

•	Finance Committee (January 1, 2025 ~ March 12, 2025)

Date	Agenda	Approval
January 23, 2025	• Deliberation Agenda 1. Funding Plan for 2025	Prior deliberation

•	CEO Candidate Pool Management Committee (March 21, 2024 ~ December 31, 2024)

Date	Agenda	Approval
August 9, 2024	• Deliberation Agenda 1. CEO Candidate Pool Upbringing Plan	Approved
November 15, 2024	• Deliberation Agenda 1. Pooling outcomes of the CEO candidates	Approved

•	CEO Candidate Pool Management Committee (January 1, 2025 ~ March 12, 2025)

Date	Agenda	Approval
—	Not Applicable	—

B. Audit Committee

(1)	Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung Kyu* Yoo, Jin Nyong Park, Sung Wook	Satisfies the requirements stipulated in the Korean Commercial Act	Chair — —

*	Sohn, Sung-Kyu is an accounting and financial expert

(2)	Major Activities of the Audit Committee

•	January 1, 2024 ~ December 31, 2024

Session	Date	Agenda	Approval
1	January 26

•  Deliberation Agenda

1.  Operational status assessment of the internal accounting control system in 2023

2.  Approval of audit and non-audit service contract for POSCO Holdings and subsidiaries

3. Audit Committee activities in 2023

•  Report Agenda

1.  Operational status of the internal accounting control system in 2023

2.  Amendment of the Internal Accounting Management Regulations

Approved Approved Approved — —

2	February 16	• Deliberation Agenda 1. Internal audit result for 2023 2. Internal audit performance of 2023 and 2024 plan • Report Agenda 1. External audit result for 2023	Approved Approved —

3	February 21	• Deliberation Agenda 1. Deliberation of the agenda items for the GMoS	Approved after Amendment

4	March 12	• Report Agenda 1. Accounting audit results for 2023	—

*

At the 56th General Meeting of Shareholders on March 21, 2024, Park, Sung Wook was elected as an Outside Director to Serve on the Audit Committee after as Committee member Kim, Sung Jin’s term was terminated.

Session	Date	Agenda	Approval
5	March 21	• Deliberation Agenda 1. Appointment of the Chair of the Audit Committee	Approved

6	April 24	• Deliberation Agenda 1. Consent to the appointment of the person in charge of Internal Audit Department • Report Agenda 1. 20-F audit results for 2023	Approved —

7	May 9	• Deliberation Agenda 1. Internal audit results for Q1 2024 consolidated financial statements • Report Agenda 1. External review results for Q1 2024 consolidated financial statements	Approved —

8	August 14

•   Deliberation Agenda

1.  Internal audit performance for the 1st half of 2024 and plans for the 2nd half of 2024

2.  Results of internal audit on the consolidated financial statements for the 2nd quarter of 2024

3.  Audit activity evaluation results of the independent auditor for the year 2023

•   Report Agenda

1.  Results of external audit on consolidated financial statements for the 2nd quarter of 2024

Approved Approved Approved —

9	October 29	• Report Agenda 1. PCAOB Inspection	—

10	November 13

•   Deliberation Agenda

1.  Results of internal audit on the consolidated financial statements for the 3rd quarter of 2024

•   Report Agenda

1.  Results of external audit on consolidated financial statements for the 3rd quarter of 2024

Approved —

11	December 18	• Deliberation Agenda 1. Approval of audit services for POSCO Holdings and subsidiaries	Approved

•	January 1, 2025 ~ March 12, 2025

Session	Date	Agenda	Approval
1	January 24

•   Deliberation Agenda

1.  Consent to the appointment of the person in charge of Internal Audit Department

2.  Approval of audit and non-audit service contract for POSCO Holdings and subsidiaries

3.  Amendment of Internal Accounting Management Regulations

4.  Operational status assessment of the internal accounting control system in 2024

5.  Audit Committee activities in 2024

•   Report Agenda

1.  Operational status of the internal accounting control system in 2024

Approved Approved Approved Approved Approved —
2	February 26

•   Deliberation Agenda

1.  Internal audit result for 2024

2.  Internal audit performance of 2024 and 2025 plan

3.  Deliberation of the agenda items for the GMoS

•   Report Agenda

1.  External audit result for 2024

Approved Approved Approved —

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)

Deleting Article 25 (The agenda Exercise of Voting Right in Writing) of Articles of Incorporation was proposed at 55th general meeting of shareholder on March 17, 2023. Please refer to our previous disclosure submitted at SEC on February 22, 2023 for more information.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

(In millions KRW)

Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director (Excluding Outside Director, Audit Committee Member)	4	5,431	1,306	10,000	—
Outside Director (Excluding Audit Committee Members)	3	422	125		—
Audit Committee Members	3	394	128		—

ø	No. of people : The number of Directors and the Audit Committee members who are in office as of December 31, 2024.
ø

Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to December 31, 2024. (Including directors who retired before December 31, 2024)

ø	Average payment per person : The sum of average payment per director per month in 2024